03/CAT/03

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FOR IMMEDIATE RELEASE

10.30 GMT 05.30 EST 9 January 2002

For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20  7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Graham Herring
Rowena Gardner, Director of Corporate
Communications
                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES
NEW NON-EXECUTIVE DIRECTOR

Cambridge, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) is pleased to announce the appointment of Dr Peter Ringrose as a Non-Executive Director to the Board, with effect from 10 February 2003.

Peter Ringrose has spent his whole 32-year career in the pharmaceutical industry and, in particular, has many years' experience in drug discovery. He was most recently Chief Scientific Officer and President of Bristol-Myers Squibb Research Institute, Princeton, New Jersey, and a member of the Executive Committee of Bristol-Myers Squibb Company, responsible for pharmaceutical R&D worldwide. He retired from these roles in December 2002.

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Prior to joining Bristol-Myers Squibb Company in 1997 he held a number of senior posts at Pfizer Inc, most recently Senior Vice President Worldwide Drug Discovery and European Medicinal R&D. He joined Pfizer UK in 1982. Previously, Peter held the post of Division Director with Sandoz Research Institute (1979
- 1982) in Vienna, Austria, and held a number of positions at Roche Research Division (1970 - 1979). He obtained a PhD in Microbial Biochemistry in 1970 from Cambridge University, UK.

Peter Garland, CAT's Chairman, commented "We are delighted to welcome Peter Ringrose as a Non-Executive Director of CAT. He is an eminent scientist and has successfully led research and development organisations at the pinnacle of the pharmaceutical industry. As such, he will add strength and significant expertise to the Board and will make a significant contribution to CAT's development".

-ENDS-

Notes to Editors:

Peter Ringrose - Biography and Details
o        Education:
         o  1964 - 1967 BA Hons Biochemistry, Cambridge University, UK
         o  1967 - 1968 M.Phil Molecular Microbiology, Cambridge University, UK
         o  1967 - 1970 PhD Microbial Biochemistry, Cambridge University, UK
o        Career details:
         o 1970 - 1979 Roche Research Division: Head of Biochemistry Department (1976 - 1978), Chairman of Anti-inflammatory projects (1978 - 1979);
         o  1979 -1982 Sandoz Research Institute: Division Director;
         o 1982 -1996 Pfizer Inc: Senior Vice President European Medicinal Research and Development (1992-1996), Senior Vice President and Worldwide Head of Drug Discovery (1992-1996);
         o 1997 - 2002 Bristol-Myers Squibb Company: Chief Scientific Officer and President of the Pharmaceutical Research Institute, member of the Executive Committee.
o        Nationality: British
o        Marital Status: Married
o        Age: 57


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Cambridge Antibody Technology (CAT):

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
         Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o        CAT is listed on the London Stock Exchange and on NASDAQ since
         June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.



Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.